Exhibit (d)(3)

CARDINAL HEALTH, INC.

NONQUALIFIED STOCK OPTION AGREEMENT

FOR INTERNATIONAL GRANTS

(UNDER THE CARDINAL HEALTH, INC. STOCK OPTION EXCHANGE PROGRAM)

This Nonqualified Stock Option Agreement (Under the Cardinal Health, Inc. Stock Option Exchange Program) (this “Agreement”), together with the Option Terms (as defined below) and the Cardinal Health, Inc. 2005 Long-Term Incentive Plan, as amended and restated as of November 5, 2008 (the “Plan”), set forth the terms and conditions of the agreement by and between Cardinal Health, Inc., an Ohio corporation (the “Company”), and Awardee (as defined below) relating to the option (the “Option”) granted to Awardee under the Cardinal Health, Inc. Stock Option Exchange Program (the “Program”) pursuant to which Awardee may purchase the number of common shares, without par value, of the Company (the “Shares”) that are covered by this Option. By tendering for exchange under the Program the previously granted stock option (the “Surrendered Option”), Awardee irrevocably agreed, upon the Company’s acceptance of the Surrendered Option in the Program, to the cancellation of the Surrendered Option and to the grant of this Option.

The “Number of Shares” that are covered by this Option, the “Exercise Price per Share” of this Option, the extent to which this Option shall vest and become exercisable on and after specific dates (the “Vesting Date(s)”), subject in each case to the provisions of this Agreement, including those relating to Awardee’s continued employment with the Company and its Affiliates (collectively, the “Cardinal Group”), and the date on which the Option shall expire (the “Grant Expiration Date”), constitute the Option Terms and are established as described in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options (the “Offer to Exchange”) for the Program and are reflected in the Confirmation of Participation notice provided to Awardee by the Company promptly following the expiration of the Program. The Option Terms also may be viewed on an internet-based resource center made available to Awardee by the Company. Notwithstanding the foregoing, in the event of a Change of Control prior to Awardee’s Termination of Employment, the Option shall vest in full. Capitalized terms used in this Agreement which are not specifically defined have the meanings ascribed to such terms in the Plan.

As stated in the Offer to Exchange, by tendering the Surrendered Option for exchange under the Program, Awardee irrevocably agreed, upon the Company’s acceptance of the Surrendered Option in the Program, that he or she: (a) acknowledges receiving a copy of the Plan and represents that he or she is familiar with and understands all provisions of the Plan and this Agreement; (b) voluntarily and knowingly accepts this Agreement and the Option granted to him or her under this Agreement subject to all provisions of the Plan and this Agreement, including the provisions in the Agreement regarding “Triggering Conduct/Competitor Triggering Conduct” and “Special Forfeiture/Repayment Rules” set forth in paragraphs 5 and 6 below; and (c) represents that he or she understands that acceptance of this Agreement through an on-line or electronic system, if applicable, carries the same legal significance as if he or she manually signed the Agreement.

1. Method of Exercise and Payment of Price.

(a) Method of Exercise. At any time when all or a portion of the Option is exercisable under the Plan and this Agreement, some or all of the exercisable portion of the Option may be exercised from time to time by written notice to the Company, or such other method of exercise as may be specified by the Company, including without limitation, exercise by electronic means on the web site of the Company’s third-party equity plan administrator, which will:

(i) state the number of whole Shares with respect to which the Option is being exercised; and

(ii) if the Option is being exercised by anyone other than Awardee, if not already provided, be accompanied by proof satisfactory to counsel for the Company of the right of such person or persons to exercise the Option under the Plan and all applicable laws and regulations.

(b) Payment of Price. The full exercise price for the portion of the Option being exercised shall be paid to the Company as provided below:

(i) in cash;

(ii) by check or wire transfer (denominated in U.S. Dollars);

(iii) consideration received by the Company under a broker-assisted sale and remittance program acceptable to the Administrator; or

(iv) any combination of the foregoing methods of payment.

2. Transferability. The Option shall not be transferable except at Awardee’s death by will or pursuant to the laws of descent and distribution.

3. Termination of Employment.

(a) Termination of Employment by Reason of Death or Disability. If a Termination of Employment occurs by reason of death or Disability prior to the vesting in full of the Option, but at least six (6) months from the Grant Date, then any unvested portion of the Option shall vest upon and become exercisable in full from and after such death or Disability. The Option may thereafter be exercised by Awardee, the legal representative of the estate or by the legatee of Awardee under the will of Awardee from the date of such death or Disability until the Grant Expiration Date.

(b) Termination of Employment by Reason of Retirement. If a Termination of Employment occurs by reason of Retirement prior to the vesting in full of the Option, but at least six (6) months from the Grant Date, then a Ratable Portion of each installment of the Option that would have vested on each future Vesting Date shall immediately vest and become exercisable. Such Ratable Portion shall, with respect to the applicable installment, be an amount equal to such installment of the Option scheduled to vest on the applicable Vesting Date multiplied by a fraction, the numerator of which shall be the number of days from the Grant Date through the date of such termination, and the denominator of which shall be the number of days from the Grant Date through such Vesting Date. The Option, to the extent vested, may be exercised by Awardee until the Grant Expiration Date. If Awardee dies after Retirement, but before the Grant Expiration Date, the Option, to the extent vested, may be exercised by the legal representative of the estate or by the legatee of Awardee under the will of Awardee from and after such death until the Grant Expiration Date. For purposes of this Agreement and this Award under the Plan, “Retirement” shall refer to Age 55 Retirement, which means Termination of Employment by a Participant (other than by reason of death or Disability and other than in the event of Termination for Cause) from the Company and its Affiliates (a) after attaining age fifty-five (55), and (b) having at least ten (10) years of continuous service with the Company and its Affiliates, including service with an Affiliate of the Company prior to the time that such Affiliate became an Affiliate of the Company to the extent permitted under Applicable Law. For purposes of the age and/or service requirement, the Administrator may, in its discretion, credit a Participant with additional age and/or years of service.

(c) Termination of Employment for Certain Awardees Affected by the Spin-Off. If (i) an Awardee’s Termination of Employment occurs prior to or within fifteen (15) months after, and a result of, the separation of the Clinical and Medical Products businesses of the Company by means of a spin-off of those businesses to the Company’s shareholders (the “Spin-Off”), and (ii) Awardee was classified as an executive-level employee in accordance with the Company’s human resources system at the time of the Termination of Employment or had at least ten (10) years of continuous service with the Cardinal Group, including service with an Affiliate of the Company prior to the time that such Affiliate became an affiliate of the Company, the Option, to the extent vested, may be exercised by Awardee until the earlier of the second (2nd) anniversary of such Termination of Employment (or any later date until which it would remain exercisable by its terms) or the Grant Expiration Date.

(d) Other Termination of Employment. If a Termination of Employment occurs by any reason other than death, Retirement or Disability (each at least six (6) months from Grant Date), any unexercised portion of the Option which has not vested on such date of Termination of Employment will automatically be forfeited. Subject to Section 16(b)(ii) of the Plan and subparagraphs 3(a)(b) and (c) above, Awardee will have 90 days from the date of Termination of Employment or until the Grant Expiration Date, whichever period is shorter, to exercise any portion of the Option that is vested and exercisable on the date of Termination of Employment; provided, however, that if the Termination of Employment was a Termination for Cause, as determined by the Administrator, the Option may be immediately canceled by the Administrator.

4. Restrictions on Exercise. The Option is subject to all restrictions in this Agreement and/or in the Plan. As a condition of any exercise of the Option, the Company may require Awardee to make any representation and warranty to comply with any applicable law or regulation or to confirm any factual matters (including Awardee’s compliance with the terms of paragraphs 5 and 6 of this Agreement or any employment or severance agreement between the Cardinal Group and Awardee) reasonably requested by the Company. The Option shall not be exercisable if such exercise would involve a violation of any Applicable Law.

5. Triggering Conduct/Competitor Triggering Conduct. As used in this Agreement, “Triggering Conduct” shall include the following: disclosing or using in any capacity other than as necessary in the performance of duties assigned by the Cardinal Group any confidential information, trade secrets or other business sensitive information or material concerning the Cardinal Group; violation of Company policies, including, but not limited to, conduct which would constitute a breach of any certificate of compliance or similar attestation/certification signed by Awardee; directly or indirectly employing, contacting concerning employment, or participating in any way in the recruitment for employment of (whether as an employee, officer, director, agent, consultant or independent contractor), any person who was or is an employee, representative, officer or director of the Cardinal Group at any time within the 12 months prior to Awardee’s Termination of Employment; any action by Awardee and/or his or her representatives that either does or could reasonably be expected to undermine, diminish or otherwise damage the relationship between the Cardinal Group and any of its customers, potential customers, vendors and/or suppliers that were known to Awardee; and breaching any provision of any employment or severance agreement with a member of the Cardinal Group. As used in this Agreement, “Competitor Triggering Conduct” shall include, either during Awardee’s employment or within one year following Awardee’s Termination of Employment, accepting employment with, or serving as a consultant or advisor or in any other capacity to, an entity that is in competition with the business conducted by any member of the Cardinal Group (a “Competitor”), including, but not limited to, employment or another business relationship with any Competitor if Awardee has been introduced to trade secrets, confidential information or business sensitive information during Awardee’s employment with the Cardinal Group and such information would aid the Competitor because the threat of disclosure of such information is so great that, for purposes of this Agreement, it must be assumed that such disclosure would occur.

6. Special Forfeiture/Repayment Rules. For so long as Awardee continues as an Employee with the Cardinal Group and for three years following Awardee’s Termination of Employment regardless of the reason, Awardee agrees not to engage in Triggering Conduct. To the extent permitted by Applicable Law, if Awardee engages in Triggering Conduct during the time period set forth in the preceding sentence or in Competitor Triggering Conduct during the time period referenced in the definition of “Competitor Triggering Conduct” set forth in paragraph 5 above, then:

(a) the Option (or any part thereof that has not been exercised) shall immediately and automatically terminate, be forfeited, and shall cease to be exercisable at any time; and

(b) Awardee shall, within 30 days following written notice from the Company, pay the Company an amount equal to the gross option gain realized or obtained by Awardee resulting from the exercise of such Option, measured at the date of exercise (i.e., the difference between the market value of the Shares underlying the Option on the exercise date and the exercise price paid for such Shares underlying the Option), with respect to any portion of the Option that has already been exercised at any time within three years prior to the Triggering Conduct (the “Look-Back Period”), less $1.00. If Awardee engages only in Competitor Triggering Conduct, then the Look-Back Period shall be shortened to exclude any period more than one year prior to Awardee’s Termination of Employment, but including any period between the time of Termination of Employment and engagement in Competitor Triggering Conduct. Awardee may be released from Awardee’s obligations under this paragraph 6 if and only if the Administrator (or its duly appointed designee) determines, in writing and in its sole discretion, that such action is in the best interests of the Company. Nothing in this paragraph 6 constitutes a so-called “noncompete” covenant. This paragraph 6 does, however, prohibit certain conduct while Awardee is associated with the Cardinal Group and thereafter and does provide for the forfeiture or repayment of the benefits granted by this Agreement under certain circumstances, including, but not limited to, Awardee’s acceptance of employment with a Competitor. Awardee agrees to provide the Company with at least 10 days written notice prior to directly or indirectly accepting employment with or serving as a consultant or advisor or in any other capacity to a Competitor, and further agrees to inform any such new employer, before accepting employment, of the terms of this paragraph 6 and Awardee’s continuing obligations contained herein. No provisions of this Agreement shall diminish, negate or otherwise impact any separate noncompete or other agreement to which Awardee may be a party, including, but not limited to, any certificate of compliance or similar attestation/certification signed by Awardee; provided, however, that to the extent that any provisions contained in any other agreement are inconsistent in any manner with the restrictions and covenants of Awardee contained in this Agreement, the provisions of this Agreement shall take precedence and such other inconsistent provisions shall be null and void. Awardee acknowledges and agrees that the restrictions contained in this Agreement are being made for the benefit of the Company in consideration of Awardee’s receipt of the Option, in consideration of employment, in consideration of exposing Awardee to the Company’s business operations and confidential information, and for other good and valuable consideration, the adequacy of which consideration is hereby expressly confirmed. Awardee further acknowledges that the receipt of the Option and execution of this Agreement are voluntary actions on the part of Awardee and that the Company is unwilling to provide the Option to Awardee without including the restrictions and covenants of Awardee contained in this Agreement. Further, the parties agree and acknowledge that the provisions contained in paragraphs 5 and 6 are ancillary to, or part of, an otherwise enforceable agreement at the time the agreement is made.

7. Right of Set-Off. By accepting this Option, Awardee consents to a deduction from, and set-off against, any amounts owed to Awardee that are not treated as “non-qualified deferred compensation” under Section 409A of the Internal Revenue Code of 1986, as amended, by any member of the Cardinal Group from time to time (including, but not limited to, amounts owed to Awardee as wages, severance payments or other fringe benefits) to the extent of the amounts owed to the Cardinal Group by Awardee under this Agreement.

8. Withholding Tax.

(a) Generally. Awardee is liable and responsible for all taxes owed in connection with the exercise of the Option, regardless of any action the Company takes with respect to any tax withholding obligations that arise in connection with the Option. The Company does not make any representation or undertaking regarding the tax treatment or the treatment of any tax withholding in connection with the exercise of the Option. The Company does not commit and is under no obligation to structure the Option or the exercise of the Option to reduce or eliminate Awardee’s tax liability.

(b) Payment of Withholding Taxes. The Company shall have the right to require Awardee to pay to the Company, or the Affiliate employing Awardee, the amount of any taxes or social insurance contributions which the Company or such Affiliate is required to withhold with respect to the Option (the “Tax Withholding Obligation”) from Awardee’s wages or other payments due to Awardee at any time, or, in lieu thereof, to retain, or sell without notice, a number of Shares sufficient to cover the Tax Withholding Obligation. The value of the Shares withheld for such purposes shall be based on the Fair Market Value, as the term is defined in the Plan, of the Shares on the date of the exercise. To the extent that the Company or its Affiliate withholds in Shares, it will do so at the minimum statutory rate. Should the Company or the Affiliate withhold cash in excess of Awardee’s actual Tax Withholding Obligation, the Company and/or Awardee’s employer (the “Employer”) will refund the excess amount to Awardee within a reasonable period and without any interest. Awardee authorizes the Company or the Affiliate, or their agents (including, without limitations, any broker or bank) to withhold cash or Shares as appropriate to fulfill the Tax Withholding Obligation. Awardee agrees to pay the Company and/or the Affiliate employing Awardee any amount of the Tax Withholding Obligation that is not satisfied by the means described herein.

If any of the foregoing methods of collection are not allowed under applicable law or if Awardee fails to comply with his or her obligations in connection with the Tax Withholding Obligation as described in this section, the Company may refuse to honor the exercise and refuse to deliver the Shares.

Awardee is liable and responsible for all taxes and social insurance contributions owed in connection with the Option, regardless of any action the Company takes with respect to any Tax Withholding Obligations that arise in connection with the Option. The Company does not make any representation or undertaking regarding the tax and social insurance contributions treatment or the treatment of any tax and social insurance contributions withholding in connection with the exercise of the Option. The Company does not commit and is under no obligation to structure the Option or the exercise of the Option to reduce or eliminate Awardee’s tax liability.

9. Effect of Spin-Off. In the event that the Company completes the Spin-Off, the number and kind of shares covered by this Option and the exercise price per share of this Option will be adjusted pursuant to the Section 16(a), subject to Section 16(c), of the Plan. The terms of this Option, including, without limitation, those set forth in paragraphs 4, 5, 6 and 7 of this Agreement, shall continue in full force and effect with respect to such adjusted Option, or any Option to purchase shares of common stock of the spin-off company, CareFusion Corporation (“CareFusion”), that is granted with respect to this Option, for the benefit of, and shall be enforceable by, the Cardinal Group and CareFusion and its subsidiaries or affiliates, except as otherwise provided by the Administrator in connection with the Spin-Off.

10. Governing Law/Venue for Dispute Resolution/Costs and Legal Fees. This Agreement is entered into in Franklin County, Ohio and shall be governed by the laws of the State of Ohio, without regard to principles of conflicts of law, except to the extent superceded by the laws of the United States of America. The parties agree and acknowledge that the laws of the State of Ohio bear a substantial relationship to the parties and/or this Agreement and that the Option and benefits granted herein would not be granted without the governance of this Agreement by the laws of the State of Ohio. In addition, all legal actions or proceedings relating to this Agreement shall be brought exclusively in state or federal courts located in Franklin County, Ohio and the parties executing this Agreement hereby consent to the personal jurisdiction of such courts. Awardee acknowledges that the covenants contained in paragraphs 5 and 6 of this Agreement are reasonable in nature, are fundamental for the protection of the Company’s legitimate business and proprietary interests, and do not adversely affect Awardee’s ability to earn a living in any capacity that does not violate such covenants. The parties further agree that in the event of any violation by Awardee of any such covenants, the Company will suffer immediate and irreparable injury for which there is no adequate remedy at law. In the event of any violation or attempted violations of the restrictions and covenants of Awardee contained in this Agreement, the Cardinal Group shall be entitled to specific performance and injunctive relief or other equitable relief, including the issuance ex parte of a temporary restraining order, without any showing of irreparable harm or damage, such irreparable harm being acknowledged and admitted by Awardee, and Awardee hereby waives any requirement for the securing or posting of any bond in connection with such remedy, without prejudice to any other rights and remedies afforded the Cardinal Group hereunder or by law. In the event that it becomes necessary for the Cardinal Group to institute legal proceedings under this Agreement, Awardee shall be responsible to the Company for all costs and reasonable legal fees incurred by the Company with regard to such proceedings. Any provision of this Agreement which is determined by a court of competent jurisdiction to be invalid or unenforceable should be construed or limited in a manner that is valid and enforceable and that comes closest to the business objectives intended by such provision, without invalidating or rendering unenforceable the remaining provisions of this Agreement.

11. Action by the Administrator. The parties agree that the interpretation of this Agreement shall rest exclusively and completely within the sole discretion of the Administrator. The parties agree to be bound by the decisions of the Administrator with regard to the interpretation of this Agreement and with regard to any and all matters set forth in this Agreement. The Administrator may delegate its functions under this Agreement to an officer of the Cardinal Group designated by the Administrator (hereinafter the “designee”). In fulfilling its responsibilities hereunder, the Administrator or its designee may rely upon documents, written statements of the parties or such other material as the Administrator or its designee deems appropriate. The parties agree that there is no right to be heard or to appear before the Administrator or its designee and that any decision of the Administrator or its designee relating to this Agreement, including without limitation whether particular conduct constitutes Triggering Conduct or Competitor Triggering Conduct, shall be final and binding unless such decision is arbitrary and capricious.

12. Additional Information. By exercising this Option, Awardee acknowledges receiving a copy of the Company’s most recent annual report to shareholders and other communications routinely distributed to the Company’s shareholders and a copy of the Plan Description dated April 1, 2009 pertaining to the Plan.

13. Electronic Delivery and Consent to Electronic Participation. The Company may, in its sole discretion, decide to deliver any documents related to the Option grant under and participation in the Plan or future options that may be granted under the Plan by electronic means. Awardee hereby consents to receive such documents by electronic delivery and to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company, including the acceptance of option grants and the execution of option agreements through electronic signature.

14. Notices. All notices, requests, consents and other communications required or provided under this Agreement to be delivered by Awardee to the Company will be in writing and will be deemed sufficient if delivered by hand, facsimile, nationally recognized overnight courier, or certified or registered mail, return receipt requested, postage prepaid, and will be effective upon delivery to the Company at the address set forth below:

Cardinal Health, Inc.

7000 Cardinal Place

Dublin, Ohio 43017

Attention: General Counsel

Facsimile: (614) 757-5051

All notices, requests, consents and other communications required or provided under this Agreement to be delivered by the Company to Awardee may be delivered by e-mail or in writing and will be deemed sufficient if delivered by e-mail, hand, facsimile, nationally recognized overnight courier, or certified or registered mail, return receipt requested, postage prepaid, and will be effective upon delivery to Awardee.

15. Nature of Grant. In accepting the grant, Awardee acknowledges that:

(a) the Plan is established voluntarily by the Company, it is discretionary in nature and it may be modified, amended, suspended or terminated by the Company at any time, unless otherwise provided in the Plan and this Agreement;

(b) the grant of the Option is voluntary and occasional and does not create any contractual or other right to receive future grants of options, or benefits in lieu of options, even if options have been granted repeatedly in the past;

(c) all decisions with respect to future option grants, if any, will be at the sole discretion of the Company;

(d) Awardee’s participation in the Plan will not create a right to further employment with the Employer and shall not interfere with the ability of the Employer to terminate Awardee’s employment relationship at any time with or without cause;

(e) Awardee is voluntarily participating in the Plan;

(f) the Option is an extraordinary item that does not constitute compensation of any kind for services of any kind rendered to the Company or the Employer, and which is outside the scope of Awardee’s employment contract, if any;

(g) the Option is not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, termination, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments and in no event should be considered as compensation for, or relating in any way to, past services for the Company or the Employer;

(h) in the event that Awardee is not an employee of the Company, the Option grant will not be interpreted to form an employment contract or relationship with the Company; and furthermore, the Option grant will not be interpreted to form an employment contract with the Employer or any subsidiary or affiliate of the Company;

(i) the future value of the underlying Shares is unknown and cannot be predicted with certainty;

(j) if the underlying Shares do not increase in value, the Option will have no value;

(k) if Awardee exercises his or her Option and obtains Shares, the value of those Shares may increase or decrease in value, even below the exercise price;

(l) in consideration of the grant of the Option, no claim or entitlement to compensation or damages shall arise from termination of the Option or diminution in value of the Option or Shares purchased through exercise of the Option resulting from Awardee’s Termination of Employment by the Company or the Employer (for any reason whatsoever and whether or not in breach of local labor laws) and Awardee irrevocably releases the Company and the Employer from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, then, by signing this Agreement, Awardee will be deemed irrevocably to have waived his or her entitlement to pursue such claim; and

(m) in the event of Awardee’s Termination of Employment (whether or not in breach of local labor laws), Awardee’s right to receive the Option and vest in the Option under the Plan, if any, will terminate effective as of the date that Awardee is no longer actively employed and will not be extended by any notice period mandated under local law (e.g., active employment would not include a period of “garden leave” or similar period pursuant to local law); furthermore, in the event of Termination of Employment (whether or not in breach of local labor laws), Awardee’s right to exercise the Option after Termination of Employment, if any, will be measured by the date of termination of Awardee’s active employment and will not be extended by any notice period mandated under local law; the Board/Committee shall have the exclusive discretion to determine when Awardee is no longer actively employed for purposes of his or her Option grant.

16. Data Privacy. Awardee hereby explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of his or her personal data as described in this document by and among, as applicable, the Employer, the Company and its subsidiaries and affiliates for the exclusive purpose of implementing, administering and managing Awardee’s participation in the Plan and the Program.

Awardee understands that the Company and the Employer may hold certain personal information about him or her, including, but not limited to, Awardee’s name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company, details of all options or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in Awardee’s favor, for the purpose of implementing, administering and managing the Plan and the Program (“Data”).

Awardee understands that Data will be transferred to UBS Financial Services Inc., Stock & Option Solutions, Inc. or such other stock plan service provider as may be selected by the Company in the future, which is assisting the Company with the implementation, administration and management of the Plan and the Program. Awardee understands that the recipients of the Data may be located in the United States or elsewhere, including outside the European Union (if applicable), and that the recipients’ country (e.g., the United States) may have different data privacy laws and protections than Awardee’s country. Awardee understands that he or she may request a list with the names and addresses of any potential recipients of the Data by contacting Awardee’s local human resources representative. Awardee authorizes the Company, UBS Financial Services Inc., Stock & Options

Solutions, Inc. and any other possible recipients which may assist the Company (presently or in the future) with implementing, administering and managing the Plan and the Program to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing Awardee’s participation in the Plan and the Program. Awardee understands that Data will be held only as long as is necessary to implement, administer and manage his or her participation in the Plan and the Program. Awardee understands that he or she may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing Awardee’s local human resources representative. Awardee understands, however, that refusing or withdrawing his or her consent may affect Awardee’s ability to participate in the Plan and the Program. For more information on the consequences of Awardee’s refusal to consent or withdrawal of consent, Awardee understands that he or she may contact his or her local human resources representative.

17. Employment Agreement, Offer Letter or Other Arrangement. To the extent a written employment agreement, offer letter or other arrangement (“Employment Arrangement”) that was approved by the Human Resources and Compensation Committee or the Board of Directors or that was approved in writing by an officer of the Company pursuant to delegated authority of the Human Resources and Compensation Committee provides for greater benefits to Awardee with respect to (i) vesting of the Option on Termination of Employment by reason of specified events or (ii) exercisability of the Option following Termination of Employment, than provided in this Agreement or in the Plan, then the terms of such Employment Arrangement with respect to vesting of the Option on Termination of Employment by reason of such specified events or exercisability of the Option following Termination of Employment shall supersede the terms hereof to the extent permitted by the terms of the Plan.

18. Severability. In the event that one or more of the provisions of this Agreement shall be invalidated for any reason by a court of competent jurisdiction, any provision so invalidated shall be deemed to be separable from the other provisions hereof, and the remaining provisions hereof shall continue to be valid and fully enforceable.

19. Appendix. Notwithstanding any provisions in this Agreement, the Option grant shall be subject to any special terms and conditions set forth in Appendix A to this Agreement for Awardee’s country. Moreover, if Awardee relocates to one of the countries included in the Appendix A, the special terms and conditions for such country will apply to Awardee, to the extent the Company determines that the application of such terms and conditions are necessary or advisable in order to comply with local law or facilitate the administration of the Plan. Appendix A constitutes part of this Agreement.

CARDINAL HEALTH, INC.

By:	/s/ R. Kerry Clark
R. Kerry Clark
Its:	Chairman and Chief Executive Officer

APPENDIX A

COUNTRY SPECIFIC

SPECIAL TERMS AND CONDITIONS

OF THE

CARDINAL HEALTH, INC. NONQUALIFIED STOCK OPTION AGREEMENT

FOR INTERNATIONAL GRANTS

(UNDER THE CARDINAL HEALTH, INC. STOCK OPTION EXCHANGE PROGRAM)

TERMS AND CONDITIONS

This Appendix A, which is part of the Agreement, contains additional terms and conditions of the Agreement that will apply to Awardee if he or she resides in one of the countries listed below. Capitalized terms used but not defined herein shall have the same meanings assigned to them in the 2005 Long-Term Incentive Plan, as amended and restated as of November 5, 2008 (the “Plan”), and/or the Agreement.

NOTIFICATIONS

This Appendix A also includes information regarding exchange control and certain other issues of which Awardee should be aware with respect to his or her participation in the Plan. The information is based on the securities, exchange control and other laws in effect in the respective countries as of June 2009. Such laws are often complex and change frequently. The Company therefore strongly recommends that Awardee not rely on the information in this Appendix A as the only source of information relating to the consequences of his or her participation in the Plan because such information may be outdated when Awardee vests in the Option, exercises the Option, and/or sells any Shares issued pursuant to the Option.

AUSTRALIA

TERMS AND CONDITIONS

Australian Addendum. Awardee’s right to participate in the Plan and the Option granted under the Plan are subject to an Australian Addendum to the Plan. Awardee’s right to exercise the Option is subject to the terms and conditions stated in the Australian Addendum to the Plan, the Offer Document, the Plan, the Agreement and this Appendix A.

The following provision is added to the Agreement as paragraph 20:

“20. Prospectus Information. The written or other material provided to Awardee in connection with the Award has been prepared for the purpose of complying with the relevant United States securities regulations and stock exchange requirements applicable to offers in the United States. The information disclosed may not be the same as that which must be disclosed in a prospectus prepared under Australian law. The Company is not subject to the Australian Stock Exchange continuous disclosure requirements.”

NOTIFICATIONS

Exchange Control Information. Exchange control reporting is required for cash transactions exceeding A$10,000 and international fund transfers. The Australian bank assisting with the transaction will file the report. If there is no Australian bank involved in the transfer, Awardee will be required to file the report.

CANADA

TERMS AND CONDITIONS

The following sentence is added to the end of paragraph 3(d) of the Agreement:

“Should Awardee be involuntarily terminated, the date of Termination of Employment shall be the earlier of (i) the date Awardee receives notice of Termination of Employment from the Company or its subsidiaries, or (ii) the date Awardee is no longer actively employed by the Company or its subsidiaries, regardless of any notice period or period of pay in lieu of such notice required under local law (including, but not limited to, statutory law, regulatory law and/or common law).”

The following language replaces paragraph 15(m) of the Agreement:

“(m) in the event of Termination of Employment (whether or not in breach of local labor laws), Awardee’s right to receive the Option and vest in the Option under the Plan, if any, will terminate effective as of the date that Awardee receives notice of termination regardless of when such Termination of Employment is effective; furthermore, in the event of Termination of Employment (whether or not in breach of local labor laws), Awardee’s right to exercise the Option after Termination of Employment, if any, will be measured by the date Awardee receives notice of termination; the Administrator shall have the exclusive discretion to determine when Awardee is no longer actively employed for purposes of his or her Option grant.”

The following provision is added to the Agreement as paragraph 20:

“20. Consent to Receive Information in English for Quebec Employees. The parties acknowledge that it is their express wish that the present agreement, as well as all documents, notices and legal proceedings entered into, given or instituted pursuant hereto or relating directly or indirectly hereto, be drawn up in English.

Les parties reconnaissent avoir exigé la rédaction en anglais de la présente convention, ainsi que de tous documents exécutés, avis donnés et procédures judiciaries intentées, directement ou indirectement, relativement à ou suite à la présente convention.”

DOMINICAN REPUBLIC

There are no country-specific provisions.

GERMANY

NOTIFICATIONS

Exchange Control Information. Cross-border payments in excess of €12,500 must be reported monthly to the German Federal Bank. If Awardee uses a German bank to transfer a cross-border payment in excess of €12,500 in connection with the sale of Shares acquired under the Plan, the bank will make the report for Awardee.

ITALY

TERMS AND CONDITIONS

The following provision replaces paragraph 1(b) of the Agreement:

“(b) Payment of Price. The full exercise price for the Option shall be paid to the Company by consideration received by the Company under a broker-assisted sale and remittance program acceptable to the Administrator. All Shares being exercised at any time must be sold at the time of exercise (i.e., mandatory full cashless exercise). Depending on the development of local laws, the Company reserves in its absolute discretion the right to provide Awardee with additional methods of paying the exercise price prior to the date when the Option first becomes exercisable.”

The following provision replaces paragraph 16 of the Agreement:

“16. Data Privacy. Pursuant to Section 13 of Legislative Decree June 30, 2003 n. 196 (the “Privacy Code”), the Company hereby informs Awardee that the Company, its Affiliates and Awardee’s employer hold certain information about Awardee, including but not limited to Awardee’s name, home address and telephone number, date of birth, national insurance number or other identification number, salary, nationality, job title, any shares of stock or directorships held in the Company, details of all options or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in Awardee’s favor, for the purpose of implementing, administering and managing the Plan and the Program (“Data”). Data may be provided by Awardee and collected, where lawful, from third parties and the Company will process the Data for the exclusive purpose of the implementation, administration and management of the Plan and the Program. Data processing relating to the aforementioned purposes will take place under both automated and non-automated conditions that comply with the purposes for which Data is collected and with confidentiality and security provisions set forth by applicable laws and regulations, including but not limited to Annex B to the Privacy Code (Technical Specifications Concerning Minimum Security Measures). Data will be accessible within the Cardinal Group only by the persons who need to access it because of their duties and position in relation to the implementation, administration and management of Awardee’s participation in the Plan and the Program, by the Representative of the Controller as below specified, and by the Data Processor, if appointed and the Program. The complete and updated list of Data Processors, where appointed, will remain available for Awardee at the Representative of the Controller.

Awardee is aware that providing the Company with Data is necessary for participation in the Plan and the Program and that Awardee’s refusal to provide such Data may affect Awardee’s ability to participate in the Plan and the Program. The Controller of personal data processing is Cardinal Health, Inc., with registered offices at 7000 Cardinal Place Dublin, Ohio 43017, USA and, pursuant to D.lgs 196/2003, its representatives in Italy are: Cardinal Health Italy 208 S.R.L with registered offices in Via Domenico Sansotta, 97, 1-00144 Rome, Italy; Cardinal Health Italy 407 S.p.A. with registered offices in Via Nettunense, KM 20, 100, 04011 Aprilia (Latina), Italy; and Cardinal Health Italy 311 S.r.l. with registered offices in Via Ticino, 4, 50019 Sesto Fiorentino (FI), Italy.

Awardee understands that Data may be communicated to third parties assisting in the implementation, administration and management of the Plan and the Program, including any requisite transfer of such Data as may be required to a broker or other third party with whom Awardee may elect to deposit any Shares acquired pursuant to Awardee’s participation in the Plan and the Program. Furthermore, these recipients, which may receive, possess, use, retain and transfer such Data for the above mentioned purposes, may be located in Awardee’s country, or elsewhere, also outside of the European

Union and the recipient’s country may have different data privacy laws and protections than Awardee’s country.

The processing activity, including communication, the transfer of Awardee’s personal data abroad, out of the European Union, as herein specified and pursuant to applicable laws and regulations, does not require Awardee’s consent thereto as the processing is necessary for performance of contractual obligations related to the implementation, administration and management of the Plan and the Program.

Awardee understands that Data will be held only as long as is required by the law or is necessary to implement, administer and manage Awardee’s participation in the Plan and the Program. Awardee understands that he/she may at any time exercise the rights acknowledged by Section 7 of the Privacy Code, including but not limited to the right to access, delete, update, request the rectification of Awardee’s Data and cease, for legitimate reasons, the data processing. Furthermore, Awardee is aware that Awardee’s Data will not be used for direct marketing purposes.”

NOTIFICATIONS

Exchange Control Information. Awardee is required to report in his or her annual tax return: (a) any transfers of cash or Shares to or from Italy exceeding €10,000 or the equivalent amount in U.S. dollars; and (b) any foreign investments or investments (including proceeds from the sale of Shares acquired under the Plan) held outside of Italy exceeding €10,000 or the equivalent amount in U.S. dollars, if the investment may give rise to income in Italy. Awardee is exempt from the formalities in (a) if the investments are made through an authorized broker resident in Italy, as the broker will comply with the reporting obligation on Awardee’s behalf.

JAPAN

TERMS AND CONDITIONS

Paragraph 5, “Triggering Conduct/Competitor Triggering Conduct,” is deleted from the Agreement.

Paragraph 6, “Special Forfeiture/Repayment Rules,” is deleted from the Agreement.

The 2nd, 3rd and 4th sentences are deleted from paragraph 10, “Governing Law/Venue for Dispute Resolution/Costs and Legal Fees,” of the Agreement.

The following phrase is deleted from paragraph 11, “Action by the Administrator,” of the Agreement:

“, including without limitation whether particular conduct constitutes Triggering Conduct or Competitor Triggering Conduct,”

NOTIFICATIONS

Exchange Control Information. If Awardee acquired Shares valued at more than ¥100,000,000 in a single transaction, Awardee must file a Securities Acquisition Report with the Ministry of Finance through the Bank of Japan within 20 days of the purchase of Shares.

In addition, if Awardee pays more than ¥30,000,000 in a single transaction for the purchase of Shares at exercise of the Option, Awardee must file a Payment Report with the Ministry of France through the Bank of Japan by the 20th day of the month following the month in which the payment was made. The precise reporting requirements vary depending on whether the relevant payment is made through a bank in Japan.

A Payment Report is required independently of a Securities Acquisition Report. Therefore, if the total amount that Awardee pays in a one-time transaction to exercise the Option and purchase Shares exceeds ¥100,000,000, Awardee must file both a Securities Acquisition Report and a Payment Report.

MALAYSIA

NOTIFICATIONS

Exchange Control Information. Because exchange control regulations change frequently and without notice, Awardee should consult his or her legal advisor before selling Shares to ensure compliance with current regulations. It is Awardee’s responsibility to comply with exchange control laws in Malaysia, and neither the Company nor Awardee’s Employer will be liable for any fines or penalties resulting from failure to comply with applicable laws. For purposes of compiling balance of payment statistics on the inflow and outflow of funds from Malaysia, the Bank Negara Malaysia must be notified of any remittance of funds between residents and non-residents of an amount equivalent to RM200,001 or greater from Malaysia.

Director Notification Requirement. If Awardee is a Director of the local Subsidiary, he or she must notify the local Subsidiary of the grant and also provide notice of any change in his or her interest in the Option (e.g. exercise, sale of Shares).

MALTA

There are no country-specific provisions.

MEXICO

NOTIFICATIONS

La invitación que Cardinal Health, Inc. formula mediante este plan, es unilateral y discrecional, por lo que se reserva el derecho absoluto de modificarlo y descontinuarlo en cualquier momento y sin responsabilidad para con los participantes.

La presente invitación y en su caso, la adquisición de acciones, de ninguna manera establece vínculo laboral de los empleados participantes con Cardinal Health, Inc. y tampoco establece ningún derecho de los empleados participantes frente a su patrón.

The invitation Cardinal Health, Inc. is making under this Plan is unilateral and discretionary and, therefore, Cardinal Health, Inc. reserves the absolute right to amend it and discontinue it at anytime without any liability to the participants.

This invitation and, in its case, the acquisition of Shares does not, in any way, establish a working relationship between the participating employees and Cardinal Health, Inc. and it does not establish any right of the participating employees with respect to their employer.

NETHERLANDS

TERMS AND CONDITIONS

The following language is added to the end of subparagraph (f) of paragraph 15, “Nature of Grant,” of the Agreement:

“, and does not make up any part of the remuneration structure and is not consideration for work performed;”

The following language is inserted after “payment” and before “and” in subparagraph (g) of paragraph 15, “Nature of Grant,” of the Agreement:

“, nor is it a replacement for such items,”

The following provisions are added to paragraph 15, “Nature of Grant,” of the Agreement:

“(n) Awardee should seek individual financial advice regarding the consequences of accepting and exercising the Option;

(o) in the event of a takeover/merger or transition of business, the Plan and this agreement will not be transferred by operation of law; and

(p) the grant of the Option shall have no additional obligations for any Subsidiary employing Awardee.”

The following revision is made to paragraph 16, “Data Privacy,” of the Agreement:

The words “citizens service number” replace “social insurance number” in the second paragraph.

The following language replaces the second sentence of the third paragraph of paragraph 16, “Data Privacy”:

“Awardee understands that Data will be held as long as is necessary (i) to implement, administer and manage his or her participation in the Option Exchange Program and the Plan, (ii) to comply with statutory retention periods, or (iii) in case of disputes.”

NOTIFICATIONS

Insider-Trading Notification. Awardee should be aware of the Dutch insider-trading rules, which may impact the sale of Shares acquired upon exercise of the Option. In particular, Awardee may be prohibited from effectuating certain transactions involving Shares if Awardee has inside information about the Company. If Awardee is uncertain whether the insider-trading rules apply to him or her, Awardee should consult his or her personal legal advisor. By accepting the Agreement and participating in the Option Exchange Program and Plan, Awardee acknowledges having read and understood this notification and acknowledges that it is Awardee’s responsibility to comply with the following Dutch insider-trading rules.

NORWAY

There are no country-specific provisions.

SINGAPORE

NOTIFICATIONS

Director Notification Obligation. If Awardee is a director, associate director or shadow director of a Singaporean Subsidiary or Affiliate of the Company, Awardee is subject to certain notification requirements under the Singapore Companies Act. Among these requirements is an obligation to notify the Singaporean Subsidiary or Affiliate of the Company in writing when Awardee receives an interest (e.g., an Option or Shares) in the Company or any Subsidiary or Affiliate of the Company. In addition, Awardee must notify the Singaporean Subsidiary or Affiliate of the Company when Awardee sells Shares or shares of any Subsidiary or Affiliate of the Company (including when Awardee sells Shares acquired upon exercise of the Option). These notifications must be made within two (2) days of acquiring or disposing of any interest in the Company or any Subsidiary or Affiliate of the Company. In addition, a notification of Awardee’s interests in the Company or any Subsidiary or Affiliate of the Company must be made within two (2) days of becoming a director.

SPAIN

NOTIFICATIONS

Exchange Control Information. All acquisitions of foreign shares by Spanish residents must comply with exchange control regulations in Spain. If Awardee transfers funds through a Spanish bank for the purchase of foreign shares, the Spanish bank will declare the transfer of funds and the purpose of the transfer to the “Banco de España”, the Spanish Central Bank. Because of foreign investment requirements, the acquisition of Shares under the Plan also must be declared for statistical purposes to the Spanish “Direccion General de Política Comercial y de Inversiones Extranjeras” (the “DGPCIE”). If Awardee purchases the Shares through the use of a Spanish financial institution, that institution will automatically make the declaration to the DGPCIE for Awardee. Otherwise, Awardee must make the declaration him or herself by filing a form with the DGPCIE.

If Awardee imports the Shares acquired under the Plan into Spain, Awardee must declare the importation of the share certificates to the DGPCIE.

In addition, Awardee must also file a declaration of the ownership of the Shares with the Directorate of Foreign Transactions each January while the Shares are owned. These filings are made on standard forms furnished by the Directorate of Foreign Transactions.

When Awardee receives any foreign currency payments (i.e., as a result of the sale of the Shares), Awardee must inform the institution receiving the payment of the basis upon which such payment is made and provide certain specific information (e.g., name, address, and fiscal identification number; the name and corporate domicile of the Company; the amount of the payment; the type of foreign currency received; the country of origin; and the reason for the payment).

Spanish Investment Registry. If Awardee acquires Shares upon exercise of the Option and retains the Shares as of December 31 of that same year, Awardee must communicate the existence of the investment to the Spanish Investment Registry in January of the following year. Awardee is responsible for this notification.

SWEDEN

There are no country-specific provisions.

SWITZERLAND

TERMS AND CONDITIONS

The following provision replaces paragraph 1(b) of the Agreement:

“(b) Payment of Price. The full exercise price for the Option shall be paid to the Company by consideration received by the Company under a broker-assisted sale and remittance program acceptable to the Administrator. All Shares being exercised at any time must be sold at the time of exercise (i.e., mandatory full cashless exercise). Depending on the development of local laws, the Company reserves in its absolute discretion the right to provide Awardee with additional methods of paying the exercise price prior to the date when the Option first becomes exercisable.”

THAILAND

NOTIFICATIONS

Exchange Control Information. Awardee is responsible for complying with all exchange control requirements that apply when Awardee receives dividends paid on the Shares and receives proceeds from the sale of Shares.

UNITED KINGDOM

TERMS AND CONDITIONS

UK Sub-Plan. The Option is granted under the Cardinal Health 2005 Long-Term Incentive Plan, as amended under the UK Sub-Plan (the “Plan”).

The following phrase is added to the end of paragraph 2, “Transferability,” of the Agreement:

“, and then only to Awardee’s children and step-children under the age of eighteen (18), spouses and surviving spouses and civil partners (within the meaning of the United Kingdom Civil Partnerships Act 2004) and surviving partners.”

The following language is added at the end of subparagraph (b) of paragraph 6, “Special Forfeiture/Repayment Rules;” of the Agreement:

“Awardee agrees to enter into a joint election under Section 431 of the Income Tax (Earnings and Pensions) Act 2003 promptly to ensure that the full market value of the Shares is subject to tax on the date of exercise of the Option and that revocation of such election by Awardee will cause the Option (or any part thereof that has not been exercised) to terminate automatically, be forfeited, and cease to be exercisable at any time.”

The following provision replaces paragraph 8 of the Agreement:

“8. Taxes. The Company shall have the right to require Awardee to pay to the Company or the Affiliate employing Awardee in the United Kingdom the amount of any taxes or National Insurance Contributions (“NICs”) which the Company or such Affiliate is required to withhold with respect to the Option (the “Tax Withholding Obligation”) from Awardee’s wages or other payments due to Awardee at any time, or, in lieu thereof, to retain, or sell without notice, a number of Shares sufficient to cover the Tax Withholding Obligation. The value of the Shares withheld for such purposes shall be based on the Fair Market Value, as the term is defined in the Plan, of the Shares on the date of the exercise. To the extent that the Company or its Affiliate withholds in Shares, it will do so at the minimum statutory rate. Should the Company or the Affiliate withhold cash in excess of Awardee’s actual Tax Withholding Obligation, the Company and/or Awardee’s employer will refund the excess amount to Awardee within a reasonable period and without any interest. Awardee authorizes the Company or the Affiliate, or their agents (including, without limitations, any broker or bank) to withhold the cash or Shares as appropriate to fulfill the Tax Withholding Obligation. Awardee understands that he shall pay to the Company, or his employer, any amount of tax that is required to be withheld as a result of Awardee’s participation in the Plan or Awardee’s purchase of Shares that cannot be satisfied by the means described above within 90 days after the taxable event (e.g., exercise, assignment, release or cancellation of the Option) (the “Due Date”) in order to avoid a further tax charge. Awardee further agrees to pay the Company and/or the Employer any amount of the Tax Withholding Obligation that is not satisfied by the means described above.

If payment or withholding is not made by the Due Date, the amount of the uncollected tax shall constitute a loan owed by Awardee to the Employer, effective on the Due Date. Awardee agrees that the loan will bear interest at the HM Revenue & Customs official rate of interest and it will be immediately due and repayable and the Company and/or the Employer may recover it at any time thereafter by any of the means referred to above. If any of the foregoing methods of collection are not allowed under applicable law or if Awardee fails to comply with his or her obligations in connection with the Tax Withholding Obligation as described in this section, the Company may refuse to honor the exercise and refuse to deliver the Shares.

Awardee is liable and responsible for all taxes and NICs owed in connection with the Option, regardless of any action the Company takes with respect to any Tax Withholding Obligations that arise in connection with the Option. The Company does not make any representation or undertaking regarding the tax and social insurance contributions treatment or the treatment of any tax and social insurance contributions withholding in connection with the exercise of the Option. The Company does not commit and is under no obligation to structure the Option or the exercise of the Option to reduce or eliminate Awardee’s tax liability.”

The following provision is added to the Agreement as paragraph 20:

“20. National Insurance Contributions. Awardee hereby agrees to the transfer to Awardee of any liability that the Company and/or any Affiliate may incur with respect to Secondary Class 1 National Insurance Contributions (“Employer NICs”) in connection with the exercise, assignment, release or cancellation of the Option, and also agrees to satisfy any such liability. Further, Awardee hereby authorizes the Company or Affiliate to withhold any such Employer NICs from any payment due to Awardee on or after the date the Employer NICs liability arises and/or agrees to the retention, or sale without notice, of such number of Shares upon the exercise of the Option as the Company determines to be sufficient to satisfy any such Employer NICs. The value of the Shares withheld for such purposes shall be based on the Fair Market Value of the Shares on the date of the exercise. In the alternative, Awardee hereby agrees to make payment on demand for such contributions by cash or check to the

Company or Affiliate which will remit such contributions to HM Revenue & Customs. Awardee further agrees that if the Company requires that any additional consents and/or elections are entered into in order to accomplish the transfer of this liability, Awardee shall provide them promptly upon request.”